
10032624

:OMMISSION
549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 45763 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ewing Bemiss & Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Byrd Street, Suite 1500
(No. and Street)

Richmond, (City) Virginia (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Henry H. Berling (804) 780-1900
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company, LLP
(Name – *if individual, state last, first, middle name*)

4510 Cox Road, Suite 200 (Address) Richmond, (City) Virginia (State) 23060 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Henry H. Berling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ewing Bemiss & Co., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public


JODY J. WRAY
Notary Public
Commonwealth of Virginia
7027991
My Commission Expires Oct 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Statements*
*Years Ended*
*December 31, 2009 and 2008*

# *Ewing Bemiss & Co.*

## *Ewing Bemiss & Co.*

## *Contents*



Certified Public Accountants
Specialized Services
Business Solutions

## *Report of Independent Auditors*

Board of Directors
***Ewing Bemiss & Co.***

We have audited the accompanying balance sheets of ***Ewing Bemiss & Co.*** as of December 31, 2009 and 2008, and the related statements of operations, changes in equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the management of ***Ewing Bemiss & Co.*** Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Ewing Bemiss & Co.*** as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company LLP

Richmond, Virginia
February 24, 2010

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394

ph 804.282.7636
fax 804.282.1461

*Ewing Bemiss & Co.*

*Balance Sheets*

| December 31, | 2009 | 2008 |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 877,068 | $ 1,669,390 |
| Accounts receivable - net | 204,892 | 115,532 |
| Prepaid expenses | 3,886 | 32,985 |
| **Total current assets** | 1,085,846 | 1,817,907 |
| **Investments** | 12,500 | 37,500 |
| **Property and equipment - net** | 94,487 | 121,711 |
| | 106,987 | 159,211 |
| | $ 1,192,833 | $ 1,977,118 |
| **Liabilities and Stockholders' Equity** | | |
| **Current liabilities** | | |
| Accounts payable and accrued expenses | $ 56,475 | $ 246,231 |
| **Stockholders' equity** | 1,136,358 | 1,730,887 |
| | $ 1,192,833 | $ 1,977,118 |

*The accompanying notes are an integral part of these financial statements.*

*Ewing Bemiss & Co.*

*Statements of Operations*

| Years Ended December 31, | 2009 | 2008 |
|---|---|---|
| **Revenue** | | |
| Consulting and management fees | $ 2,630,791 | $ 14,327,225 |
| Investment income | 364 | 92,682 |
| | 2,631,155 | 14,419,907 |
| **Operating expenses** | | |
| Salaries and related costs | 1,886,585 | 12,120,652 |
| Occupancy and equipment cost | 327,891 | 294,106 |
| Other operating expenses | 193,997 | 158,224 |
| Outside services | 145,772 | 144,125 |
| Promotion cost | 135,237 | 194,830 |
| Taxes and licenses | 90,964 | 35,547 |
| Communications | 42,917 | 40,301 |
| Office supplies and postage | 33,724 | 43,230 |
| Bad debt expense | 13,067 | - |
| | 2,870,154 | 13,031,015 |
| **Income (loss) from operations** | (238,999) | 1,388,892 |
| **Other income and expense** | | |
| Loss on sale of property and equipment | (70,481) | - |
| Other income | 13,057 | 658 |
| | (57,424) | 658 |
| **Net income (loss)** | $ (296,423) | $ 1,389,550 |

*The accompanying notes are an integral part of these financial statements.*

*Ewing Bemiss & Co.*

*Statements of Changes in Equity*

**Years Ended December 31, 2009 and 2008**

| | Common Stock | Additional Paid-In Capital | Retained Earnings (Accumulated Deficit) | Total |
|---|---|---|---|---|
| **Balance - December 31, 2007** | $ 5,417 | $ 1,438,262 | $ (368,173) | $ 1,075,506 |
| Net income | - | - | 1,389,550 | 1,389,550 |
| Distributions to stockholders | - | - | (188,283) | (188,283) |
| Stock redemption | (1,930) | (71,192) | (472,764) | (545,886) |
| **Balance - December 31, 2008** | 3,487 | 1,367,070 | 360,330 | 1,730,887 |
| Net loss | - | - | (296,423) | (296,423) |
| Issuance of common stock | 438 | 199,562 | - | 200,000 |
| Distributions to stockholders | - | - | (498,106) | (498,106) |
| **Balance - December 31, 2009** | $ 3,925 | $ 1,566,632 | $ (434,199) | $ 1,136,358 |

*The accompanying notes are an integral part of these financial statements.*

*Ewing Bemiss & Co.*

*Statements of Cash Flows*

| Years Ended December 31, | 2009 | 2008 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income (loss) | $ (296,423) | $ 1,389,550 |
| Adjustments to reconcile to net cash from operating activities: | | |
| Depreciation | 19,746 | 18,025 |
| Loss on disposal of property and equipment | 70,481 | - |
| Bad debt expense | 13,067 | - |
| Change in: | | |
| Accounts receivable | (102,427) | 42,832 |
| Prepaid expenses | 29,099 | (27,603) |
| Accounts payable and accrued expenses | (189,756) | (3,924) |
| Deferred revenue | - | (200,000) |
| **Net cash from operating activities** | (456,213) | 1,218,880 |
| **Cash flows from investing activities** | | |
| Proceeds from sale (purchase) of investments | 25,000 | (25,000) |
| Purchase of property and equipment | (65,199) | (27,987) |
| Receipts from sale of property and equipment | 2,196 | - |
| **Net cash from investing activities** | (38,003) | (52,987) |
| **Cash flows from financing activities** | | |
| Distributions to stockholders | (498,106) | (188,283) |
| Issuance (repurchase) of common stock | 200,000 | (545,886) |
| **Net cash from financing activities** | (298,106) | (734,169) |
| **Net change in cash and cash equivalents** | (792,322) | 431,724 |
| **Cash and cash equivalents - beginning of year** | 1,669,390 | 1,237,666 |
| **Cash and cash equivalents - end of year** | $ 877,068 | $ 1,669,390 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization and Nature of Business

*Ewing Bemiss & Co.* (Company), a Virginia Corporation, was formed in 1992 under the laws of the Commonwealth of Virginia. Revenues are earned primarily from financial consulting and advisory services.

## 2. Summary of Significant Accounting Policies

### Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

### Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit ratings are monitored by management to minimize credit risk.

Accounts receivable represent amounts due for services rendered to customers, and are reviewed routinely for collectability and an allowance for bad debts is established, if necessary. Revenues earned from seven customers comprised 64% of the Company's total revenues during the year ended December 31, 2009, and 53% of accounts receivable was from one customer at December 31, 2009. Revenues earned from four customers comprised 71% of the Company's total revenues during the year ended December 31, 2008, and 55% of accounts receivable were from three customers as of December 31, 2008.

### Investments

Investments represent ownership interests in nonmarketable equity securities. Nonmarketable equity securities are stated at lower of cost or fair value, based on the economic facts and circumstances relevant to each investment.

The Company utilizes the equity method to account for pass-through investments in noncorporate entities, and records its pro rata share of income and losses as investment income in the statement of operations. If cost, determined using the equity method, exceeds fair value on an other-than-temporary basis, the difference is recorded as nonoperating investment loss in the statements of operations.

### Property and Equipment

Property and equipment are stated at cost and depreciated by straight-line and accelerated methods over estimated useful lives which range as follows:

| | |
|---|---|
| Office furniture and fixtures | 7 – 10 years |
| Furniture and office equipment | 5 – 7 years |
| Leasehold improvements | 5 – 15 years |

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

**Consulting and Management Fees**

Consulting and management fees are recorded when earned in accordance with the terms of the engagement.

**Income Tax Status**

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Company files income tax returns in the U.S. federal jurisdiction and the state of Virginia. The Company's federal income tax returns for the tax years 2006 and beyond remain subject to examination by the Internal Revenue Service. The Company's Virginia income tax returns for the tax year 2006 and beyond remain subject to examination by the Virginia Department of Taxation.

**Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

**Advertising Costs**

The Company expenses advertising and marketing costs as incurred. These costs total $32,890 and $43,249 for 2009 and 2008, respectfully.

**Subsequent Events**

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2010, the date the financial statements were available to be issued.

## 3. Lease Commitments

The Company leases office facilities under a forty-five month non-cancelable operating lease. During 2009, the Company executed the lease, for a forty-five month term that terminates June 30, 2013, subject to the terms and conditions of the amendment. The Company also rents parking on a month to month basis. Rent expense totaled approximately $280,581 and $247,021 for 2009 and 2008, respectively.

Future commitments under this non-cancelable operating lease and the amendment are as follows:

|  |  |
|---|---|
| 2010 | $ 195,138 |
| 2011 | 195,138 |
| 2012 | 195,138 |
| 2013 | 97,569 |
| | $ 682,983 |

### 4. Profit Sharing Plan

The Company has a 401(k) profit sharing plan covering substantially all employees who have met certain eligibility requirements. Contributions to the plan are at the Company's discretion. The Company did not contribute to the plan in 2009 and contributed 4.5% of covered compensation, net of forfeitures, in 2008. The profit sharing plan contribution was $218,560 for 2008.

### 5. Property and Equipment

Major classes of property and equipment consisted of the following at December 31:

| | 2009 | 2008 |
|---|---|---|
| Furniture and office equipment | $ 412,836 | $ 407,196 |
| Leasehold improvements | 55,413 | 102,253 |
| | 468,249 | 509,449 |
| Less – accumulated depreciation | (373,762) | (387,738) |
| | $ 94,487 | $ 121,711 |

Depreciation expense totaled $19,746 and $18,025 for the years ended 2009 and 2008, respectively.

### 6. Common Stock

Common stock consists of 25,000 authorized shares with a par value of $1 per share. There were 3,487 shares outstanding at December 31, 2008. Stockholders purchased an additional 438 shares during 2009 for $200,000 which is reflected as an increase in equity. At December 31, 2009, there were 3,925 shares outstanding.

### 7. Net Capital Requirement

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3) (Rule). This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $802,740, which was $797,740 in excess of its required net capital requirement of $5,000. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .07 to 1 as of December 31, 2009.

### 8. Fair Value of Financial Instruments

The Company has a number of financial instruments. The fair value of all financial instruments does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet at December 31, 2009 and 2008.

Cash and cash equivalents, receivables from customers, and accrued liabilities are carried at cost, which approximates fair value at December 31, 2009 and 2008.

## 9. Fair Value Measurements

Accounting Standards Codification Topic (ASC) 820, *Fair Value Measurements and Disclosures* (formerly Financial Accounting Standards Statement No. 157, *Fair Value Measurements*), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

|  |  |
| --- | --- |
| Level 1 | Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. |
| Level 2 | Inputs to the valuation methodology include:<br>• Quoted prices for similar assets or liabilities in active markets;<br>• Quoted prices for identical assets or liabilities in inactive markets;<br>• Inputs other than quoted prices that are observable for the asset or liability;<br>• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.<br>If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability. |
| Level 3 | Inputs to the valuation methodology are unobservable and significant to the fair value measurement. |

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

*Investments:* The Company acquired a 3% interest in Vapotherm, Inc. in 2000, in exchange for services recognized in revenue of $25,000. Based on management's assessment of fair value, the carrying value of this investment has been reduced to $12,500 as of December 31, 2009 and 2008.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2009:

| | Assets at Fair Value as of December 31, 2009 | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Investments | $ - | $ - | $ 12,500 | $ 12,500 |
| **Totals assets at fair value** | $ - | $ - | $ 12,500 | $ 12,500 |

There have been no changes to the carrying value of investments using significant unobservable inputs for 2009 and 2008, and no realized or unrealized gains and losses were recognized for those periods.

* * * * *


Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

## *Report of Independent Auditors on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission*

Board of Directors
***Ewing Bemiss & Co.***

We have audited the accompanying financial statements of ***Ewing Bemiss & Co.*** as of and for the year ended December 31, 2009, and have issued our report thereon dated February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richmond, Virginia
February 24, 2010

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394

ph 804.282.7636
fax 804.282.1461

*Ewing Bemiss & Co.*

*Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 - Schedule 1*

| December 31, 2009 | |
|---|---|
| **Stockholders' equity** | |
| Stockholders' equity qualified for net capital | $ 1,136,358 |
| **Nonallowable assets and miscellaneous capital charges** | |
| Nonallowable receivables | 204,892 |
| Securities not readily marketable | 12,500 |
| Property and equipment - net | 94,487 |
| Prepaid expenses | 3,886 |
| | 315,765 |
| **Net capital before haircuts on securities positions (tentative net capital)** | 820,593 |
| **Haircuts on securities** | 17,853 |
| **Net capital** | $ 802,740 |
| **Amounts included in total liabilities which represent aggregate indebtedness** | |
| Accounts payable and accrued liabilities | $ 56,475 |
| **Minimum net capital required (the greater or $5,000 or 6-2/3% of aggregate indebtedness)** | $ 5,000 |
| **Net capital in excess of minimum requirements** | $ 797,740 |
| **Ratio of aggregate indebtedness to net capital** | .07 to 1 |
| **Reconciliation of original unaudited FOCUS Report as of December 31, 2009 and audited net capital :** | |
| Net capital per original FOCUS Report | $ 820,593 |
| Haircuts on trading and investment securities | (17,853) |
| Net capital per audited financial statements | $ 802,740 |

The Company is exempt from reserve requirements and possession on control requirements under Rule 15c3-3(k)(2)(i).

*See report of independent auditors.*



Certified Public Accountants
Specialized Services
Business Solutions

## *Report of Independent Accountants on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation*

Board of Directors
***Ewing Bemiss & Co.***

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by ***Ewing Bemiss & Co.*** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating ***Ewing Bemiss & Co.'s*** compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). ***Ewing Bemiss & Co.'s*** management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and corresponding cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared amounts reported in Form SIPC-7T with supporting schedules and working papers noting no adjustments or differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers including the quarterly FOCUS reports supporting the calculations noting no adjustments or differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodman & Company

Richmond, Virginia
February 24, 2010

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394

ph 804.282.7636
fax 804.282.1461

SIPC-7T
(29 REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29 REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045763 FINRA DEC
EWING BEMISS & CO 11*11
901 E BYRD ST STE ~~1650~~ 1500
RICHMOND VA 23219-4070

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Henry Berling, (804) 780-1905

| | | |
|---|---|---|
| 2. A. | General Assessment [item 2e from page 2 (not less than $150 minimum)] | $ 5,221.00 |
| B. | Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 7/21/2009 Date Paid | ( 1,099.00 ) |
| C. | Less prior overpayment applied | ( ) |
| D. | Assessment balance due or (overpayment) | 4,122.00 |
| E. | Interest computed on late payment (see instruction E) for ____ days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 4,122.00 |
| G. | PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 4,122.00 |
| H. | Overpayment carried forward | $( ) |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ewing Bemiss & Co.
(Name of Corporation, Partnership or other organization)


(Authorized Signature)

Managing Director
(Title)

Dated the ____ day of ____________, 20____.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Apr 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — 2,088,249

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ 2,088,249

2e. General Assessment @ .0025 $ 5,221

(to page 1 but not less than $150 minimum)


Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

## *Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3*

Board of Directors
***Ewing Bemiss & Co.***

In planning and performing our audit of the financial statements of ***Ewing Bemiss & Co.*** (Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394

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fax 804.282.1461

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Richmond, Virginia
February 24, 2010